================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934

                 DIVALL INSURED INCOME FUND LIMITED PARTNERSHIP
                            (Name of Subject Company)

                        U.S. RESTAURANT PROPERTIES, INC.
                                    (Bidder)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)
                                    255016107
                      (CUSIP Number of Class of Securities)

                                ROBERT J. STETSON
                        U.S. RESTAURANT PROPERTIES, INC.
                             5310 HARVEST HILL ROAD
                                    SUITE 270
                               DALLAS, TEXAS 75230
                                 (972) 387-1487
       (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                                KENNETH L. BETTS
                         WINSTEAD SECHREST & MINICK P.C.
                                 1201 ELM STREET
                                   SUITE 5400
                               DALLAS, TEXAS 75270
                                 (214) 745-5400

                            CALCULATION OF FILING FEE

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     Transaction valuation                          Amount of filing fee
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         $7,187,500                                          $1,438
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|_|      Check  box if any  part  of the  fee is  offset  as  provided  by  Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     Not applicable.    Filing Party:  Not applicable.
Form or Registration No.:   Not applicable.    Date Filed:    Not applicable.

================================================================================

---------------------
CUSIP NO. 255016107
---------------------


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1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     U.S. RESTAURANT PROPERTIES, INC.

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)     |_|
                                                              (b)     |_|
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3   SEC USE ONLY



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4   SOURCE OF FUNDS*

             WC; BK

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) OR 2(f) |_|


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6   CITIZENSHIP OR PLACE OF ORGANIZATION

                     Maryland

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7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0

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8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*  |_|



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9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     N/A

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10  TYPE OF REPORTING PERSON*

                     CO

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                                      - 2 -

ITEM 1.   SECURITY AND SUBJECT COMPANY

         (a) The name of the subject entity is Divall Insured Income Fund Limited Partnership, a Wisconsin limited partnership (the "Partnership"), and the address of its principal executive offices is 101 West 11th Street, Suite 1110, Kansas City, Missouri 64105.

         (b) This Statement relates to the offer by U.S. Restaurant Properties, Inc., a Maryland corporation ("Bidder"), to purchase a limited number of the limited partnership interests (the "Interests"), of the Partnership at $575 per Interest, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

         (c) The information set forth in Section 12 "Determination of Purchase Price" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(d) This Statement is filed by Bidder. The information set forth in the Introduction, Section 9 "Certain Information Concerning the Purchaser" and
Schedule I of the Offer to Purchase is incorporated herein by reference.

         (e)-(f) Neither the Bidder nor, to the best knowledge of Bidder, any of the persons listed in Schedule I of the Offer to Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (g) The information set forth in Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

         (a) The Bidder has not engaged in any transactions, or entered into agreements or contracts, with the Partnership prior to the date hereof.

         (b) The information set forth in the Introduction, Section 9 "Certain Information Concerning the Purchaser" and Section 11 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Partnership" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a)-(b) The information set forth in Section 10 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (c)      Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

         (a)-(e) The information set forth in the Introduction, Section 11 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Partnership", Section 13 "Purpose of the Offer; Plans for the Partnership" and
Section 14 "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

         (f)-(g) The information set forth in Section 7 "Effect of the Offer on Trading Market; Registration Under Section 12(g) of the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (a)-(b) The information set forth in the Introduction and Section 9 "Certain Information Concerning the Purchaser" is incorporated herein by reference. None of the persons listed on Schedule I of the Offer to Purchase hold any Interests.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

         The information set forth in the Introduction, Section 9 "Certain Information Concerning the Purchaser", Section 11 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Partnership" and Section 13 "Purpose of the Offer; Plans for the Partnership" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         The information set forth in Section 18 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

         The information set forth in Section 9 "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION

         (a)      None.

         (b)-(c) The information set forth in Section 16 "Certain Conditions of the Offer" and Section 16 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in Section 7 "Effect of the Offer on Trading Market; Registration Under Section 12(g) of the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

         (e) The information set forth in Section 17 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

         (a)(1)   Offer to Purchase dated March 27, 1998.

         (a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

         (a)(3)   Form of Letter to Interest Holders.

         (a)(4)   Form of Response Card

         (b)      None.

         (c)      None.

         (d)      None.

         (e)      Not applicable.

         (f)      None.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 27, 1998



                                           U.S. RESTAURANT PROPERTIES, INC.



                                           By: /s/ Robert J. Stetson
                                              -----------------------------
                                                Robert J. Stetson
                                                Chief Executive Officer and
                                                President

                                 Exhibit (a)(1)
                     Offer to Purchase dated March 27, 1998

                           OFFER TO PURCHASE FOR CASH
                    OUTSTANDING LIMITED PARTNERSHIP INTERESTS
                                       OF
                 DIVALL INSURED INCOME FUND LIMITED PARTNERSHIP
                                       AT
                              $575 NET PER INTEREST
                                       BY
                        U.S. RESTAURANT PROPERTIES, INC.

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          THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 6:00 P.M., DALLAS,
                       TEXAS TIME, ON JUNE 2, 1998, UNLESS
                             THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

         U.S. RESTAURANT PROPERTIES, INC. (THE "PURCHASER") IS OFFERING TO PURCHASE THE MAXIMUM PERMISSIBLE AMOUNT (AS DEFINED BELOW) OF THE OUTSTANDING LIMITED PARTNERSHIP INTERESTS (THE "INTERESTS") IN DIVALL INSURED INCOME FUND
LIMITED PARTNERSHIP (THE "PARTNERSHIP") AT THE PURCHASE PRICE OF $575 PER INTEREST NET TO THE SELLER IN CASH (THE "OFFER"). A LIMITED PARTNER OF THE PARTNERSHIP (A "LIMITED PARTNER") MAY TENDER ANY AND ALL INTERESTS OWNED BY SUCH LIMITED PARTNER. THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF INTERESTS BEING TENDERED. IF MORE INTERESTS ARE VALIDLY TENDERED THAN THE NUMBER OF INTERESTS THAT ARE PERMITTED TO BE TRANSFERRED TO THE PURCHASER (THE "MAXIMUM PERMISSIBLE AMOUNT") UNDER THE TERMS OF THE PARTNERSHIP'S AGREEMENT OF LIMITED PARTNERSHIP (THE "PARTNERSHIP AGREEMENT"), THE PURCHASER WILL ACCEPT ONLY SUCH NUMBER OF INTERESTS AS CAN BE VALIDLY TRANSFERRED TO THE PURCHASER IN ACCORDANCE WITH THE PARTNERSHIP AGREEMENT, WITH SUCH INTERESTS PURCHASED ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN.
                                   ----------

                                    IMPORTANT

         Any (i) Limited Partner, (ii) beneficial owner (a "Beneficial Owner"), or (iii) person who has purchased Interests but has not yet been reflected on the Partnership's books as a transferee of such Interests (an "Assignee"), desiring to tender Interests should either (a) complete and sign the Letter of Transmittal, or a facsimile copy thereof, in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal, or a facsimile copy thereof, and any other required documents to American Stock Transfer & Trust Company (the "Depositary"), at the address or the facsimile number set forth herein, or (b) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Unless the context requires otherwise, references to Limited Partners herein shall be deemed to also refer to Beneficial Owners and Assignees.

         Any questions about the Offer, or any requests for additional copies of the Offer to Purchase or the Letter of Transmittal, may be directed to the Information Agent, Christopher Weil & Co., Inc., at (800)478-2605. If you need assistance in completing the Letter of Transmittal, please call the Depositary, American Stock Transfer & Trust Company, at (212) 936-5100 or (718) 921-8200.

                                   ----------

                                 March 27, 1998

         In their evaluation of the Offer, Limited Partners should carefully consider the following:

- DETERMINATION OF PURCHASE PRICE. The Purchase Price was established by the Purchaser and is not the result of arm's length negotiation.


- PURCHASE PRICE MAY NOT REPRESENT LIQUIDATION VALUE. Although the Purchaser cannot predict the future value of the Partnership's assets on a per Interest basis, the Purchase Price could be substantially less than the net proceeds that would be realized on a per Interest basis from a current sale of the properties or that may be realized upon a future liquidation of the Partnership.

- NO RELIANCE ON INDEPENDENT VALUATION OF INTERESTS. The Purchase Price represents the price the Purchaser is willing to pay for the Interests. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price, and no appraisals have been obtained by the Purchaser of any of the properties owned by the Partnership.

         The Letter of Transmittal and any other required documents should be sent or delivered by each tendering Limited Partner to the Depositary at the address, or the facsimile number, set forth below:

                        The Depositary for the Offer is:

                     AMERICAN STOCK TRANSFER & TRUST COMPANY
                                 40 Wall Street
                                   46th Floor
                            New York, New York 10005
                      Attention: Reorganization Department

  Facsimile Number:                                      Telephone Number:
   (718) 234-5001                                          (212) 936-5100
                                                           (718) 921-8200

         NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

         EACH LIMITED PARTNER IS URGED TO READ CAREFULLY THE ENTIRE OFFER TO PURCHASE, THE LETTER OR TRANSMITTAL AND RELATED DOCUMENTS.


For Additional Information Concerning the Offer to Purchase contact:

         Christopher Weil & Co., Inc.
         6510 Lusk Boulevard, Suite B205
         San Diego, California 92121
         Telephone: (800) 478-2605

                  or

         U.S. Restaurant Properties, Inc.
         5310 Harvest Hill Road
         Suite 270
         Dallas, Texas 75230
         Telephone: (972) 387-1487, extension 18

                                TABLE OF CONTENTS



1.  Terms of the Offer; Expiration Date......................................  3

2.  Acceptance for Payment and Payment.......................................  3

3.  Procedure for Tendering Interests........................................  5

4.  Withdrawal Rights........................................................  7

5.  Certain Tax Consequences.................................................  8

6.  Market Price of Interests................................................ 10

7.  Effect of the Offer on Trading Market; Registration Under Section
    12(g) of the Exchange Act................................................ 11

8.  Certain Information Concerning the Partnership........................... 12

9.  Certain Information Concerning the Purchaser............................. 14

10. Source and Amount of Funds............................................... 17

11. Background of the Offer; Past Contacts, Transactions or
    Negotiations with the Partnership........................................ 17

12. Determination of Purchase Price.......................................... 18

13. Purpose of the Offer; Plans for the Partnership.......................... 18

14. Dividends and Distributions.............................................. 19

15. Extension of Tender Period; Termination; Amendment....................... 19

16. Certain Conditions of the Offer.......................................... 21

17. Certain Legal Matters; Regulatory Approvals.............................. 22

18. Fees and Expenses........................................................ 23

19. Miscellaneous............................................................ 23


Schedule I -Directors and Executive Officers of the Purchaser

To the Limited Partners of DIVALL INSURED INCOME FUND LIMITED PARTNERSHIP:


         U.S. Restaurant Properties, Inc., a Maryland corporation (the "Purchaser"), hereby offers to purchase the Maximum Permissible Amount (as defined below) of the outstanding Limited Partnership Interests (the "Interests") of Divall Insured Income Fund Limited Partnership, a Wisconsin limited partnership (the "Partnership"), at $575 per Interest (the "Purchase Price") net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Tendering Limited Partners will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Interests pursuant to the Offer. The Purchase Price will, however, be reduced by the value per Interest of any distribution of cash or assets of the Partnership made between the date hereof and the Expiration Date (as hereinafter defined). See Section
14. The Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company which is acting as the Depositary for the Offer (the "Depositary") and of Christopher Weil & Co., Inc., which is acting as the Information Agent for the Offer (the "Information Agent"), incurred in connection with the Offer. See Section 18.

         The purpose of the Offer is to acquire the maximum number of Interests as are permitted to be transferred to the Purchaser (the "Maximum Permissible Amount") under the terms and subject to the limitations of the Partnership's Limited Partnership Agreement (the "Partnership Agreement"). See Section 2. Following completion of the Offer, the Purchaser intends to continue to acquire Interests in accordance with the limitations set forth in the Partnership Agreement and also currently anticipates attempting to acquire additional
Interests sufficient to gain control of the Partnership. If the Purchaser acquires control of the Partnership, the Purchaser intends to pursue a merger or similar combination between the Partnership and the Purchaser or an affiliate of the Purchaser or seek to consummate a sale of the Partnership's assets to the Purchaser or an affiliate of the Purchaser (collectively, a "Combination Transaction") at a purchase price per Interest no greater than the Purchase Price paid pursuant to the Offer. No assurance can be given that the Purchaser will acquire control of the Partnership or that a Combination Transaction, or any similar transaction, will be consummated or as to the terms or timing thereof. See Section 13.

         Limited Partners may no longer wish to continue with their investment in the Partnership for a number of reasons, including, without limitation:

- Although limited resale mechanisms are available to the Limited Partners wishing to sell their Interests, there is no formal or organized trading market for the Interests. The Partnership's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Partnership 10-K") states: "There is no public market for the Interests, and it is not anticipated that an active public market will develop." Accordingly, Limited Partners who desire resale liquidity may wish to consider the Offer. The Offer affords the Limited Partners with an opportunity to dispose of their Interests for cash, which alternative otherwise might not be available to them.

- The Offer will provide Limited Partners with an immediate opportunity to liquidate their investment in the Partnership without the usual transaction costs associated with secondary market sales or partnership transfer fees.

- Although not necessarily an indication of value, the Purchaser believes the $575 Purchase Price represents a value per Interest commensurate with the value of the properties owned by the Partnership (the "Properties"). See
     Section 12.

- General disenchantment with long-term investments in limited partnerships because of, among other things, their illiquidity.

- The Offer may be attractive to certain Limited Partners who wish in the future to avoid the continued additional expense, delay and complication in filing income tax returns which result from an ownership of Interests.

- The Offer provides Limited Partners with the opportunity to liquidate their Interests and to reinvest the proceeds in other investments should they desire to do so.

         The Purchaser expressly reserves the right, in its sole discretion and for any reason, to terminate the Offer at any time and to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to waive any such conditions. See Section 16.

         Except as otherwise indicated, information contained in this Offer to Purchase is based upon documents and reports publicly filed by the Partnership with the Securities and Exchange Commission (the "Commission"). Although the Purchaser has no information that any statements contained in this Offer to Purchase are untrue, the Purchaser is not responsible for the accuracy or completeness of any information contained in this Offer to Purchase which is derived from such public documents, or for any failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information but which are unknown to the Purchaser.

         Each Limited Partner must make his or her own decision based on his or her particular circumstances. Limited Partners should consult with their respective advisors about the financial, tax, legal and other implications to them of accepting the Offer. Limited Partners are urged to read this Offer to Purchase, the related Letter of Transmittal and the other accompanying materials carefully before deciding whether to tender their Interests.

         THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ IN ITS ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

         1. TERMS OF THE OFFER; EXPIRATION DATE. Upon the terms and subject to the conditions set forth in the Offer, the Purchaser will accept for payment and pay for all Interests that are validly tendered by the Expiration Date and not withdrawn as provided in Section 4. The term "Expiration Date" shall mean 6:00 p.m., Dallas, Texas time, on June 2, 1998, unless the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

         The Purchaser reserves the right, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. There can be no assurance the Purchaser will exercise its right to extend the Offer. During any such extension, the Depositary may, on behalf of the Purchaser, retain all Interests tendered, and such Interests may not be withdrawn except as provided in Section 4.

         Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

         The Offer is subject to certain conditions set forth in Section 16. If any condition is not satisfied, the Purchaser may (a) subject to certain exceptions, terminate the Offer and return all tendered Interests to tendering Limited Partners, (b) extend the Offer and, subject to withdrawal rights as set forth in Section 4, retain all such Interests until the expiration of the Offer as so extended, (c) waive such condition, and, subject to any requirement to extend the period of time during which the Offer is open, purchase Interests validly tendered by the Expiration Date and not withdrawn, or (d) delay acceptance for payment or payment for Interests, subject to applicable law, until satisfaction or waiver of the conditions to the Offer. For a description of the Purchaser's right to extend the period of time during which the Offer is open and to amend, delay or terminate the Offer, see Sections 15 and 16.

         2. ACCEPTANCE FOR PAYMENT AND PAYMENT. The Partnership Agreement provides that no purported sale, transfer or assignment of an Interest will be valid unless, among other conditions, the Interest sought to be transferred, when added to all other Interests transferred within the 12 month period prior to the subject transfer, totals less than 50% of the total interest in the Partnership profits and capital and will not otherwise result in a termination of the Partnership under the Internal Revenue Code or applicable Treasury Regulations. The Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment the Maximum Permissible Amount of Interests validly tendered prior to the Expiration Date and not withdrawn which shall be equal to such number of Interests which, when added to all other Interests transferred within the 12 month period prior to the Expiration Date, total up to a maximum of

49.9% of the Partnership profits and capital. If the number of Interests validly tendered and not withdrawn prior to the Expiration Date is more than the Maximum Permissible Amount, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment only the Maximum Permissible Amount, with such Interests purchased on a pro rata basis according to the number of Interests validly tendered and not properly withdrawn by each tendering Limited Partner prior to the Expiration Date, with adjustments to avoid purchases of prorated fractional Interests.

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Interests, up to the Maximum Permissible Amount, validly tendered by the Expiration Date and not withdrawn in accordance with Section 4 on or prior to the Expiration Date as soon as practicable after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions set forth in Section 16. For a description of the Purchaser's right to terminate the Offer and not accept for payment or pay for Interests or to delay acceptance for payment or payment for Interests, see Section 15. In all cases, payment for Interests accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the Letter of Transmittal properly completed and duly executed and (b) any other documents required by the Letter of Transmittal.

         If proration of tendered Interests is required, the Purchaser does not expect to be able to announce the final results of such proration until at least approximately seven business days after the Expiration Date because of the difficulty of determining the number of Interests validly tendered and not withdrawn. Subject to the Company's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay tendering Limited Partners the Purchase Price in respect of Interests tendered or return those Interests promptly after the termination or withdrawal of the Offer, the Purchaser does not intend to pay for any Interests accepted for payment pursuant to the Offer until the final proration results are known. If, for any reason whatsoever, acceptance for payment of or payment for any Interests tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Interests tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under Section 16, the Depositary may, nevertheless, on behalf of the Purchaser and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Interests, and such Interests may not be withdrawn except to the extent that the tendering Limited Partner is entitled to withdrawal rights as described in Section 4.

         For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Interests when, as and if the Purchaser gives oral or written notice to the Depositary of its acceptance of the tenders of such Interests. No tender of Interests will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. Payment for Interests accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for the tendering Limited Partners for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering Limited Partners. For a description of the procedure for tendering Interests pursuant to the Offer, see Section 3. Accordingly, payment may be made to tendering Limited Partners at different times if delivery of the Interests and other required documents occur at different times. Under no circumstances will interest be paid by the Purchaser on the consideration paid for Interests pursuant to the Offer, regardless of any delay in making such payment.

         Subject to applicable rules of the Commission, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, tendered Interests pending receipt of any regulatory or governmental approvals specified in Section 17 "Certain Legal Matters" or pending receipt of any additional documentation required by the Letter of Transmittal. If any tendered Interests are not purchased pursuant to the Offer for any reason, the Letter of Transmittal with respect to such Interests will be destroyed by the Depositary and any certificates representing Interests will be returned to the tendering Limited Partner, without expense to the tendering Limited Partner, as promptly as practicable following the expiration or termination of the Offer.

         If the Purchaser increases the consideration to be paid for Interests pursuant to the Offer, the Purchaser will pay such increased consideration for all Interests purchased pursuant to the Offer.

         The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase Interests tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Limited Partners to receive payment for Interests validly tendered and accepted for payment.

         3. PROCEDURE FOR TENDERING INTERESTS. To tender Interests pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal must be received by the Depositary at the address or the facsimile number set forth on the cover of this Offer to Purchase and certificates, if any, for the Interests to be tendered must be received by the Depositary at such address by the Expiration Date.

         SIGNATURE GUARANTEES. Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holder of the Interests tendered therewith and such holder has not completed the box entitled "Special Mailing Instructions" on the Letter of Transmittal or (b) if such Interests are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. All signatures on a Letter of Transmittal which do not fall within one of the categories described above must be guaranteed by a financial institution (including most banks, savings and loans associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (an "Eligible Institution").

         METHOD OF DELIVERY. The method of delivery of Interests and all other required documents is at the option and risk of the tendering Limited Partner. If certificates for Interests are sent by mail, registered mail with return receipt requested, properly insured, is recommended.

         FEDERAL INCOME TAX WITHHOLDING. Under the federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payments made to certain Limited Partners pursuant to the Offer. In order to avoid such backup withholding, each tendering Limited Partner must provide the Depositary with such Limited Partner's correct taxpayer identification number and certify that such Limited Partner is not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. Further, in order to avoid withholding of 10% of the amount realized, each Limited Partner must properly complete the Non-Foreign Tax Affidavit included in the Letter of Transmittal which certifies that such Limited Partner is not a foreign person as such term is defined under federal income tax law.

         TENDER   CONSTITUTES  AN  AGREEMENT.   The  tender  of  Interests  will
constitute a binding agreement between the tendering Limited Partner and the Purchaser upon the terms and subject to the conditions of the Offer.

         APPOINTMENT AS PROXY. By executing a Letter of Transmittal, a tendering Limited Partner irrevocably appoints designees of the Purchaser as such Limited Partner's proxies in the manner set forth in the Letter of Transmittal to the full extent of such Limited Partner's rights with respect to the Interests tendered and accepted for payment by the Purchaser (and any and all other Interests or other securities issued or issuable in respect of such Interests on or after the date hereof). All such proxies shall be considered coupled with an interest in the tendered Interests. Such appointment is effective only upon the acceptance for payment of such Interests by the Purchaser. Upon such acceptance for payment, all prior proxies and consents granted by such Limited Partner with respect to such Interests and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed by such Limited Partner (and, if given or executed, will not be deemed to be effective).

         POWER OF ATTORNEY. The Purchaser and its designees will, with respect to the Interests (and any and all other Interests or other securities issued or issuable in respect of such Interests on or after the date hereof) for which such appointment is effective, be empowered to exercise all voting and other rights of such Limited Partner as it in its sole discretion may deem proper pursuant to the Partnership's Amended Agreement of Limited Partnership, as amended to date (the "Partnership Agreement"), or otherwise. The Purchaser may assign any proxy and/or power of attorney to any person with or without assigning the related Interests with respect to which such proxy and/or power of attorney was granted. The Purchaser reserves the right to require that, in order for Interests to be deemed validly tendered, immediately upon the Purchaser's payment for such Interests, the Purchaser must be able to exercise full voting rights with respect to such Interests and other securities.

         In addition, pursuant to such appointment as attorneys-in-fact, the Purchaser and its designees each will have the power, among other things, (i) to seek to transfer ownership of such Interests on the books and records of the Partnership (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) to receive any and all distributions made by the Partnership after the Expiration Date, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Interests in accordance with the terms of the Offer, (iii) to execute and deliver to the Partnership and/or the General Partner of the Partnership (as the case may be) a change of address form instructing the Partnership to send any and all future distributions to which the Purchaser is entitled pursuant to the terms of the Offer in respect of tendered Interests to the address specified in such form, and (iv) to endorse any check payable to or upon the order of such Limited Partner representing a distribution, if any, to which the Purchaser is entitled pursuant to the terms of the Offer, in each case on behalf of the tendering Limited Partner.

         ASSIGNMENT OF ENTIRE INTEREST IN THE PARTNERSHIP. By executing and delivering the Letter of Transmittal, a tendering Limited Partner irrevocably assigns to the Purchaser and its assigns all of the, direct and indirect, right, title and interest of such Limited Partner in the Partnership with respect to the Interests tendered and accepted for payment pursuant to the Offer including, without limitation, such Limited Partner's right, title and interest in and to any and all distributions made by the Partnership after the Expiration Date in respect of the Interest tendered by such Limited Partner and accepted for payment by the Purchaser, regardless of any provision to the contrary contained in the Partnership Agreement. The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to any third party, the right to purchase Interests tendered pursuant to the Offer, together with its rights under the Letter of Transmittal, but any such transfer or assignment will not relieve the assigning party of its obligations under the Offer or prejudice the rights of tendering Limited Partners to receive payment for Interests validly tendered and accepted for payment pursuant to the Offer.

     ASSIGNEE STATUS. Assignees must provide documentation to the Depositary which demonstrates, to the satisfaction of the Purchaser, such person's status as an Assignee of an Interest.

         DETERMINATION OF VALIDITY; REJECTION OF INTERESTS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Interests will be determined by the Purchaser, in its sole discretion, and such determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders of Interests determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Interests. None of the Purchaser, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

         4. WITHDRAWAL RIGHTS. Tenders of Interests made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except they may be withdrawn after July 2, 1998 unless previously accepted for payment as provided in this Offer to Purchase. If the Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Interests or is unable to accept for payment or pay for Interests pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, on behalf of the Purchaser, retain all Interests tendered, and such Interests may not be withdrawn except as otherwise provided in this Section 4.

         To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address or the facsimile number set forth on the cover of this Offer to Purchase and must specify the name of the person who tendered the Interests to be withdrawn and the number of Interests to be withdrawn and the name of the registered holder of the Interests, if different from that of a person who tendered such Interests. If the Interests to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Interests tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Interests. In addition, such notice must specify the name of the registered holder (if different from that of the tendering Limited Partner) and the numbers shown on any certificates evidencing the Interests to be withdrawn. Withdrawals may not be rescinded, and Interests withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Interests may be retendered by again following the procedures described in Section 3 at any time prior to the Expiration Date.

         All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. None of the Purchaser, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

         5. CERTAIN TAX CONSEQUENCES. The following summary is a general discussion of certain expected federal income tax consequences of a sale of Interests pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authority as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Limited Partner based on such Limited Partner's specific circumstances or to certain types of Limited Partners subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt entities), nor does it discuss any aspect of state, local, foreign or other tax laws. Sales of Interests pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. EACH LIMITED PARTNER SHOULD CONSULT A TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH LIMITED
PARTNER OF SELLING INTERESTS PURSUANT TO THE OFFER, INCLUDING, WITHOUT LIMITATION, FEDERAL, STATE AND LOCAL TAX CONSEQUENCES.

         TAX CONSEQUENCES TO TENDERING LIMITED PARTNERS. A Limited Partner will recognize gain or loss on a sale of Interests pursuant to the Offer equal to the difference between (a) the Limited Partner's "amount realized" on the sale and
(b) the Limited Partner's adjusted tax basis in the Interests sold. The "amount realized" with respect to an Interest sold pursuant to the Offer will be equal to the sum of the amount of cash received by the Limited Partner for the Interest plus the amount of Partnership liabilities allocable to the Interest as determined under Code Section 752. The amount of a Limited Partner's adjusted tax basis in Interests sold pursuant to the Offer will vary depending upon the Limited Partner's particular circumstances, and will be adjusted by allocations of Partnership income, gain or loss to a Limited Partner with respect to such Interests. In this regard, tendering Limited Partners will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Interests sold pursuant to the Offer through the effective date of the sale. Until tendered Interests are accepted for payment, tendering Limited Partners may be allocated taxable income of the Partnership.

         In general, the character (as capital or ordinary) of a Limited Partner's gain or loss on a sale of an Interest pursuant to the Offer will be determined by allocating the Limited Partner's amount realized on the sale and his adjusted tax basis in the Interests sold between "Section 751 items," which are "inventory items" and "unrealized receivables" (including depreciation recapture) as defined in Code Section 751, and non-Section 751 items.

         A Limited Partner's capital gain or loss on a sale of Interests pursuant to the Offer will be treated as long-term capital gain or loss if the Limited Partner's holding period for the Interests exceeds one year. Under current law, long-term capital gains of individuals and other non-corporate taxpayers are taxed at a maximum marginal federal income tax rate of 28% for property held more than one year but not more than 18 months, or 20% for property held more than 18 months unless the property is certain depreciable real estate which is taxed at a 25% rate, whereas the maximum marginal federal income tax rate for other income of such persons is 39.6%. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely). In addition, corporations, but not non-corporate taxpayers, are allowed to carry back excess capital losses to the three preceding taxable years.

         Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any year only to the extent of such person's passive activity income for such year, and closely held corporations may not offset such losses against so-called "portfolio" income. If a Limited Partner is subject to these restrictions and has a loss on the sale of Interests and/or unused tax losses attributable to the Partnership from prior years, such tax losses will generally become available to offset any taxable income, provided the Limited Partner sells all his Interests. If the Limited Partner sells less than all his Interests, then such tax losses may only be used to offset passive income from other sources until the Limited Partner sells all of his Interests.

         A Limited Partner (other than corporations and certain foreign individuals) who tenders Interests may be subject to 31% backup withholding unless the Limited partner provides a taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that he is awaiting a TIN. A Limited Partner may avoid backup withholding by properly completing the Substitute Form W-9 included as part of the Letter of Transmittal. If a Limited Partner who is subject to backup withholding does not properly complete the Substitute Form W-9, the Purchaser will withhold 31% from payments to such Limited Partner and pay it over to the Internal Revenue Service ("IRS"). See Instruction 8 to the Letter of Transmittal. These withholding requirements are applicable even if the Limited Partner recognizes a loss with respect to the sale of his or her Interests.

         Gain realized by a foreign Limited Partner on a sale of an Interest pursuant to the Offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchaser will withhold 10% of the amount realized (which will include the amount of indebtedness attributable to such sold Interests) by a tendering Limited Partner from the purchase price payable to such Limited Partner unless the Limited Partner properly completes the Non-Foreign Tax Affidavit included as part of the Letter of Transmittal, certifying the Limited Partner's TIN, that such Limited Partner is not a foreign person and such Limited Partner's address. Any amounts which are withheld would be creditable against a foreign Limited Partner's federal income tax liability and a refund of any excess can be obtained from the IRS by filing a U.S. income tax return.

         TAX CONSEQUENCES TO NON-TENDERING LIMITED PARTNERS. The Purchaser does not anticipate that a Limited Partner who does not tender his or her Interests will realize any material tax consequences as a result of the Offer. However, if the Partnership is subsequently combined with the Purchaser and/or its subsidiaries in a taxable merger or other transaction, the non-tendering Limited Partners will experience tax consequences similar to the tax consequences described above for tendering Limited Partners.

         6. MARKET PRICE OF INTERESTS. The Interests are not listed on any national securities exchange or quoted in the over the counter market. The Partnership Form 10-K states, "There is no public market for the Interests and it is not anticipated an active public market will develop." Secondary sales activity for the Interests has been limited and sporadic. Therefore, a reduction in the number of holders should not materially further restrict the holders' ability to find purchasers for their Interests. The Purchaser does not have information regarding the prices at which all secondary sales transactions in the Interests have been effectuated. Various organizations offer to purchase and sell limited partnership interests (such as the Interests) in secondary sales transactions. Various publications such as The Partnership Spectrum summarize and report information (on a bimonthly basis) regarding secondary sales transactions in limited partnership interests (including the Interests), including the purchase prices at which such secondary sales transactions are effectuated.

         The information regarding sale transactions in Interests from The Partnership Spectrum is as follows:


          REPORTING PERIOD                  PER INTEREST TRANSACTION PRICE(1)            NO. OF
          ----------------                  ---------------------------------            ------
                                                 HIGH                  LOW            INTERESTS(2)
                                            ---------------     -------------         ------------

1996
----
April 1 - May 30                                 $496                  $493                 8
June 1 - July 31                                  502                   475               154
August 1 - September 30                           495                   460                64
October 1 - November 30                           495                   450                77
December 1 - January 31, 1997                     520                   453                14

1997
----
December 1, 1996 - January 31, 1997              $520                  $453                14
February 1 - March 31                             515                   483               119
April 1 - May 30                                  515                   470                46
June 1 - July 31                                  497                   470                35
August 1 - September 30                           495                   450               153
October 1 - November 30                           505                   449                64
December 1 - January 31, 1998                     506                   500                35


---------------
(1) Due to commissions and markups, sellers of partnership interests typically receive less than the amounts paid for partnership interests as shown above. The Purchaser, however, does not know whether the transaction prices shown are before or after commissions and markups.
(2)      The Purchaser does not know the number of transactions.

         In view of the foregoing, the Purchaser believes the Purchase Price compares favorably with these secondary market prices. In addition, the
Purchaser believes the Purchase Price compares favorably with the estimated value the Partnership could receive per Interest if it liquidated the Properties.

         The Purchase Price represents the price at which the Purchaser is willing to purchase Interests. Other measures of the value of the Interests may be relevant to Limited Partners. Limited Partners are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Interests.

         7. EFFECT OF THE OFFER ON TRADING MARKET; REGISTRATION UNDER SECTION 12(G) OF THE EXCHANGE ACT. If a substantial number of Interests are purchased pursuant to the Offer, the result will be a reduction in the number of Limited Partners. In the case of certain kinds of equity securities like the Interests, a reduction in the number of security holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. The Partnership Form 10-K states: "There is no public market for the Interests and it is not anticipated that an active public market will develop." Therefore, the Purchaser does not believe a reduction in the number of Limited Partners will materially further restrict the Limited Partners' ability to find purchasers for their Interests through secondary market transactions.

         The Interests are currently registered under Section 12(g) of the Exchange Act, which means, among other things, the Partnership is required to file periodic reports with the Commission and to comply with the Commission's proxy rules. As a result of the consummation of the Offer, the Interests may be held by fewer than 300 persons. In such a case, the Partnership may apply to de-register the Interests under Section 12(g) of the Exchange Act.

         INFLUENCE OVER ALL LIMITED PARTNER VOTING DECISIONS BY PURCHASER. Pursuant to the Partnership Agreement, the Purchaser will have the right to vote each Interest purchased by it pursuant to the Offer. If the Purchaser is successful in purchasing the Maximum Permissible Amount of outstanding Interests, the Purchaser could own up to 49.9% of the outstanding Interests. The Purchaser could then be in a position to influence decisions of the Partnership on which Limited Partners are entitled to vote. In general, Limited Partners cannot participate in the management or control of the Partnership's business, except insofar as the Limited Partners are entitled to vote as permitted by the Partnership Agreement. The Purchaser may, upon consummation of the Offer, be able to directly influence certain matters affecting the governance of the Partnership, including approving the removal of any General Partner and proposing and approving a replacement therefor; approving any Combination Transaction; and most types of amendments to the Partnership Agreement.

         8. CERTAIN INFORMATION CONCERNING THE PARTNERSHIP. The Partnership is a Wisconsin limited partnership with its principal executive offices located at 101 West 11th Street, Suite 1110, Kansas City, Missouri 64105. According to the Partnership Form 10-K, the Partnership is principally engaged in the business of owning and operating its investment portfolio (the "Properties") of commercial real estate. The Properties are leased on a triple net basis to, and operated by, franchisors or franchisees of national, regional and local retail chains under long-term leases. The lessees consist of fast-food, family style, and casual/theme restaurants. At December 31, 1996, the Partnership owned 22 Properties and a parcel of undeveloped land.

         Prior to the disposal of the Properties, the Partnership's return on its investment will be derived principally from rental payments received from its lessees. Therefore, the Partnership's return on its investment is largely dependent, among other factors, upon the business success of its lessees. The business success of the Partnership's individual lessees can be adversely affected on three general levels. First, the tenants rely heavily on the management contributions of a few key entrepreneurial owners. The business operations of such entrepreneurial tenants can be adversely affected by death, disability or divorce of a key owner, or by such owner's poor business decisions such as an undercapitalized business expansion. Second, changes in a local market area can adversely affect a lessee's business operation. A local economy can suffer a downturn with high unemployment. Neighborhood socioeconomic changes can affect retail demand at specific sites and traffic patterns may change, or stronger competitors may enter a market. These and other local market factors can potentially adversely affect the lessees of Partnership properties. Finally, despite an individual lessee's solid business plans in a strong local market, the chain concept itself can suffer reversals or changes in management policy which in turn can affect the profitability of operations for Partnership properties. Therefore, there can be no assurance that any specific lessee will have the ability to pay its rent over the entire term of its lease with the Partnership.

         The following summary financial data relating to the Partnership has been taken or derived in the audited financial statements contained in the Partnership Form 10-K and the unaudited financial statements contained in the Partnership Form 10-Q. More comprehensive financial information (including the notes to the Partnership's financial statements) is included in such Partnership Form 10-K and Partnership Form 10-Q and the other documents filed by the Partnership with the Commission, and the financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements (and notes thereto) contained therein. Additional financial and other information concerning the Partnership is contained in the Partnership Form 10-K and Partnership Form 10-Q and other filings with the Commission. Such reports and other documents may be examined and copies may be obtained from the public reference facilities maintained at the principal offices of the Commission at 450 Fifth Street, N.W., Washington, DC. 20549, at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at the Commission's World Wide Web site at http://www.sec.gov. Copies are available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, NW., Washington, D.C. 20549. The Purchaser disclaims any responsibility for the information included in such reports and extracted in this Offer to Purchase.


                                  DIVALL INSURED INCOME FUND LIMITED PARTNERSHIP
                                              SUMMARY FINANCIAL DATA
                                                  (In Thousands)


                                                         Audited Form 10-K                  Unaudited
                                                      Years Ended December 31,          Nine Months Ended
                                                                                          September 30,
                                                   ------------------------------  ----------------------------
                                                       1996             1995           1997            1996
                                                   -------------   --------------  -------------    -----------
OPERATING DATA:
Total Revenue....................................  $       2,534   $        2,048  $       1,619    $     1,939
Net Income.......................................          1,511            1,065          1,052          1,937



                                                            December 31,
                                                   ------------------------------
                                                       1996             1995            September 30, 1997
                                                   -------------   --------------  ----------------------------
BALANCE SHEET DATA:
Total Assets.....................................  $      17,051   $       17,594  $                16,761
Total Liabilities................................          1,538            1,751                    1,300
Partners' Capital................................         15,513           15,843                   15,461



         9. CERTAIN INFORMATION CONCERNING THE PURCHASER. The Purchaser, a fully integrated, self-administered and self-managed real estate investment trust (a "REIT"), is one of the largest publicly-traded entities in the United States dedicated to acquiring, owning, managing and selectively developing restaurant properties. At December 31, 1997, the Purchaser's portfolio consisted of 591 restaurant properties (the "Properties") diversified geographically in 45 states and operated by approximately 200 restaurant operators. The USRP Properties are leased by the Purchaser on a triple net basis primarily to operators of fast food and casual dining chain restaurants affiliated with national brands such as Burger King(R), Arby's(R), Dairy Queen(R), Hardee's(R), Chili's(R), Pizza Hut(R) and Schlotsky's(R) and regional franchises such as Grandy's(R) and Taco Cabana(R). Triple net leases typically require the tenants to be responsible for property operating costs, including property taxes, insurance and maintenance. As of December 31, 1997, over 99% of the USRP Properties were leased pursuant to leases with an average remaining term (excluding extension options) in excess of ten years.

         The Purchaser has been engaged in the business of owning, managing and leasing restaurant properties since 1986. Prior to 1994, the Purchaser held a static portfolio consisting of 123 Burger King(R) restaurant properties. In May 1994, existing management assumed control of the Purchaser and began implementing a number of new strategies intended to pursue growth. These strategies have involved the Purchaser in, among other things, acquiring new properties, enhancing investment returns through merchant banking activities and developing new co-branded service centers on a selective basis. In addition, the Purchaser has begun to provide acquisition financing to owners/operators of restaurant properties and at December 31, 1997 had a security interest in 14 restaurant properties.

         The Purchaser's management team, led by Robert J. Stetson and Fred H. Margolin, consists of seven senior executives with an average of 15 years of experience in the acquisition, operation, management and financing of chain restaurants and retail properties.

         On October 15, 1997, the Purchaser effected a conversion (the "Conversion") of U.S. Restaurant Properties Master L.P., a Delaware limited partnership (the "Predecessor"), into a self-administered and self-managed REIT. The Conversion was effected through the merger (the "Merger") of USRP Acquisition, L.P., an indirectly wholly-owned Delaware limited partnership subsidiary of the Purchaser, with and into the Predecessor. As a result of the Merger, the Predecessor became a subsidiary of the Purchaser and, at the effective time of the Merger, all holders of units of beneficial interest (the "Units") of the Predecessor became stockholders of the Purchaser. On October 16, 1997, the common stock of the Purchaser, in replacement of the Units, commenced trading on the New York Stock Exchange (the "NYSE") under the symbol "USV."

         The Purchaser is a Maryland corporation which has elected to be taxed as a REIT for federal income tax purposes for the year ending December 31, 1997. The principal executive offices of the Purchaser are located at 5310 Harvest Hill Road, Suite 270, Dallas, Texas 75230.
The telephone number is (972) 387-1487.

         In connection with the Conversion to a REIT, the Purchaser succeeded to the business, operations, assets and liabilities of the Predecessor and is the successor registrant to the

Predecessor for purposes of the Securities Act of 1933, as amended, and the Exchange Act. The Purchaser is, and prior to the conversion the Predecessor was, subject to the informational requirements of the Exchange Act and, in accordance therewith, the Purchaser files, and prior to the conversion the Predecessor filed, reports, proxy statements and other information, with the Commission. The reports, proxy and information statements, all registration statements and exhibits thereto, and other information filed by the Purchaser and the Predecessor with the Commission can be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 13th Floor, 7 World Trade Center, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of the material can be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information may also be obtained from the web site the Commission maintains at http://www.sec.gov. The reports, proxy and information statements and other information can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                        U.S. RESTAURANT PROPERTIES, INC.
                          SUMMARY FINANCIAL INFORMATION

         The following tables sets forth selected summary historical information for the Purchaser which has been taken or derived from the financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 1997. More comprehensive financial information is included in that document, and the financial data set forth below is qualified in its entirety by reference to such report and other documents including the financial statements and related notes contained therein. The Purchaser's most recent Form 10-K may be obtained from the Purchaser at its address listed herein or from the Commission in the manner described herein. The historical information of the Purchaser may not be indicative of future operating results of the Purchaser.


                                        U.S. RESTAURANT PROPERTIES, INC.(1)


                                                                Years ended December 31,
                                                                ------------------------
                                                                   1996          1997
                                                                -----------   ----------
                                                                     (in thousands)
         OPERATING DATA:

Total revenues................................................    $ 18,518    $  35,584
Total expenses................................................      11,077       25,504
Net income....................................................       7,473       (9,393)
Net income allocable to Shareholders/Unitholders(2)...........       7,325      (10,261)

         BALANCE SHEET DATA:

Total Assets..................................................    $177,418     $359,149
Line of credit and long term debt.............................      69,486      129,196
Capitalized lease obligations.................................         362          170
General partners' capital.....................................       1,163          N/A
Limited partners' capital.....................................     103,120          N/A
Stockholders' equity..........................................         N/A      205,544




------------------------


(1) As described above, on October 15, 1997 the Purchaser effected a conversion from a Delaware limited partnership into a Maryland corporation operating as a self-administered and self-managed REIT. The financial information contained herein has been restated to reflect this conversion.


(2) Included in 1997 net income is a one-time non-cash accounting charge of $19 million relating to the termination of the management contract with the former Managing General Partner of the Predecessor.

         As of the date hereof, the Purchaser owns 15 Interests. Except as described in this Offer to Purchase, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Interests and (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Interests during the past sixty days.

         Neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies. Neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Partnership or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. There have been no contracts, negotiations or transactions between the Purchaser, or any of its subsidiaries or, to the best knowledge of the Purchaser, any of the persons listed in
Schedule I to this Offer to Purchase, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

         10. SOURCE AND AMOUNT OF FUNDS. The total amount of funds required by the Purchaser to purchase Interests pursuant to the Offer and to pay related fees and expenses is estimated to be approximately $7,187,500. The Purchaser will obtain such funds from its general corporate funds or through borrowings under the Purchaser's existing credit facility or other sources. The Purchaser's existing credit facility is between Union Bank of Switzerland and the Purchaser. The interest rate is LIBOR plus 1.5% and the term of the facility is three years. The credit facility is unsecured. The Purchaser expects to repay all amounts borrowed, and any accrued interest, with general operating funds or funds raised through future equity offerings.

         11. BACKGROUND OF THE OFFER; PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE PARTNERSHIP. In the spring of 1995, the Purchaser communicated to representatives of the Partnership the Purchaser's interest in exploring opportunities for collaboration, strategic alliance or some form of combination between the Purchaser and the Partnership, including the possible purchase of the Partnership. In late 1996 and early 1997, the Purchaser expressed an interest in purchasing approximately seven individual properties from the Partnership or related entities. In January, 1998, the Purchaser communicated to the General Partner the Purchaser's potential interest in pursuing an acquisition of the entire Partnership for cash at a price of approximately $14,975,000, such price representing consideration of $575 per Interest and approximately $600,000 for all remaining aspects of the Partnership. The General Partner informed the Purchaser the Partnership was not for sale.

         12. DETERMINATION OF PURCHASE PRICE. The Purchase Price has been established by the Purchaser and is not the result of arm's-length negotiations between the Purchaser and the Partnership. The Purchaser established the Purchase Price based on its own independent analysis of the Partnership.

         The Purchaser has established the Purchase Price using a liquidation methodology with the following assumptions: (i) computing the estimated value of the Partnership by applying the Partnership's net operating income (based on annualized nine months of operations ended September 30, 1997), a capitalization rate of 12.2%, (ii) reduced by selling costs of approximately 5% of the capitalized value, (iii) adding the Partnership's other net assets as of September 30, 1997 (consisting primarily of cash of $1,229,894, $296,376 of which is held in an indemnification trust), (iv) deducting notes payable, distributions payable, accounts payable, security deposits and other amounts payable, and (v) dividing the result by the number of Interests issued and outstanding.

         13. PURPOSE OF THE OFFER; PLANS FOR THE PARTNERSHIP. The purpose of the Offer is to acquire the Maximum Permissible Amount of Interests which is expected to constitute a significant equity interest in the Partnership as a first step towards acquiring the entire equity interest in the Partnership. Following completion of the Offer, the Purchaser intends to continue to acquire Interests in accordance with the limitations set forth in the Partnership Agreement. The Purchaser may utilize one, or a combination of several, alternatives to acquire the remaining outstanding Interests in the Partnership. These alternatives could include, but are not limited to, purchasing additional Interests in the open market or in privately negotiated transactions in accordance with the limitations of the Partnership Agreement, seeking to amend the Partnership Agreement to permit the transfer of a greater number of Interests at any particular time, seeking to acquire additional Interests in another tender or exchange offer or otherwise, seeking to merge the Partnership into the Purchaser or an affiliate thereof, or taking no further action to acquire additional Interests. Any additional purchases of Interests could be at a price greater or less than the price to be paid for Interests in the Offer and could be for cash or other consideration. Alternatively, the Purchaser may sell or otherwise dispose of any or all Interests acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Purchaser, which may vary from the terms of, and the price paid for Interests in, the Offer.

         Following completion of the Offer, the Purchaser currently anticipates attempting to acquire additional Interests sufficient to gain control of the Partnership. If the Purchaser acquires control of the Partnership, the Purchaser intends to pursue a Combination Transaction at a purchase price per Interest no greater than the Purchase Price paid pursuant to the Offer. In general, a Combination Transaction would require approval of the holder of a majority of the outstanding Interests. In the event the Purchaser, over time, acquires 50.1% of the outstanding Interests, it will have sufficient Interests to approve such a transaction without the approval of any other Limited Partners.

         The exact timing and details of any Combination Transaction will necessarily depend upon a variety of factors, including the number of Interests acquired by the Purchaser pursuant to the Offer. Although the Purchaser presently intends to propose a Combination Transaction, it is possible that, as a result of substantial delays in its ability to effect such a transaction, information hereafter obtained by the Purchaser, changes in general economic or market conditions or in the business of the Partnership or other presently unforeseen factors, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on terms substantially different from those contained in the Offer. The Purchaser expressly reserves the right not to propose a Combination Transaction. Neither the Partnership Agreement nor Wisconsin law provides any right for Limited Partners to have their respective Interests appraised or redeemed in connection with or as a result of the Offer or a Combination Transaction. In the event the Purchaser decides not to propose a Combination Transaction, or proposes a Combination Transaction but cannot promptly obtain any required approval, the Purchaser will evaluate other alternatives.

         14. DIVIDENDS AND DISTRIBUTIONS. If on or after March 27, 1998, the Partnership should (a) split, combine or otherwise change the Interests or its capitalization, (b) acquire or otherwise cause a reduction in the number of outstanding Interests, or (c) issue or sell any additional Interests other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to the Purchaser's rights under Section 16, the Purchaser may, in its sole discretion, make such adjustments in the purchase price and other terms of the Offer as it deems appropriate.

         If, on or after March 27, 1998, the Partnership should declare or pay any distribution (cash or other property) with respect to the Interests (including the issuance of additional Interests or other securities or rights to purchase any securities) that is payable or distributable to Limited Partners of record on a date prior to the transfer to the name of the Purchaser or its nominee or transferee on the Partnership's transfer records of the Interests purchased pursuant to the Offer, then, without prejudice to the Purchaser's rights under Section 16, (i) the purchase price per Interest payable by the Purchaser pursuant to the Offer will be reduced to the extent of any such cash distribution and (ii) the whole of any such non-cash distribution to be received by the tendering Limited Partners will (A) be received and held by the tendering Limited Partners for the account of the Purchaser and will be required to be promptly remitted and transferred by each tendering Limited Partner to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer, or (B) at the direction of the Purchaser, be exercised for the benefit of the Purchaser, in which case the proceeds of such exercise will promptly be remitted to the Purchaser. Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such non-cash distribution or proceeds thereof and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Purchaser in its sole discretion.

         15. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT. The Purchaser reserves the right, at any time or from time to time, in its sole discretion and regardless of whether or not any of the conditions specified in Section 16 shall have been satisfied, (a) to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension or (b) to amend the Offer in any respect by making a public announcement of such amendment. There can be no assurance that the Purchaser will exercise its right to extend or amend the Offer.

         If the Purchaser increases or decreases the consideration to be paid for Interests pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of 10 business days. If the Purchaser makes a material change in the terms of the Offer (other than a change in price) or in the information concerning the Offer, or waives a material condition of the Offer, the Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow Limited Partners to consider the amended terms of the Offer. The Commission has stated an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to securityholders, and that if material changes are made with respect to information that approaches the significance of price, a minimum of 10 business days may be required to allow adequate dissemination and investor response. The term "business day" shall mean any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 A.M.
through 12:00 Midnight, Dallas, Texas time.

         The Purchaser also reserves the right, in its sole discretion, in the event any of the conditions specified in Section 16 shall not have been satisfied and so long as Interests have not previously been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Interests or to terminate the Offer and not accept for payment or pay for Interests.

         If the Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Interests or is unable to accept for payment or pay for Interests pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, on behalf of the Purchaser, retain all Interests tendered, and such Interests may not be withdrawn except as otherwise provided in Section 4. The reservation by the Purchaser of the right to delay acceptance for payment of or payment for Interests is subject to applicable law, which requires that the Purchaser pay the consideration offered or return the Interests deposited by or on behalf of Limited Partners promptly after the termination or withdrawal of the Offer.

         Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, the Purchaser will make a public announcement of such extension no later than 10:00 A.M., Dallas, Texas time, on the next business day after the previously scheduled Expiration Date.

         16. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or pay for any Interests, and may terminate the Offer if prior to the acceptance for payment of Interests, any of the following conditions exist:

                  (i) there shall be instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, that has a material likelihood of success, (A) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Interests by the Purchaser seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer, (B) seeking to restrain or prohibit the Purchaser's ownership or operation (or that of its subsidiaries or affiliates) of all or any material portion of the business or assets of the Partnership or of the Purchaser and its subsidiaries or affiliates, taken as a whole, or to compel the Purchaser or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Partnership or of the Purchaser and its subsidiaries or affiliates, taken as a whole, (C) seeking to impose or confirm material limitations on the ability of the Purchaser or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Interests, including, without limitation, the right to vote any Interests acquired or owned by the Purchaser or any of its subsidiaries or affiliates on a matters properly presented to the Limited Partners, (D) seeking to require divestiture by the Purchaser or any of its subsidiaries or affiliates of any Interests, or (E) that otherwise, in the reasonable judgment of the Purchaser, is likely to materially adversely affect the Partnership or the Purchaser and its subsidiaries or affiliates, taken as a whole;

                  (ii) there shall be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer, by any court, government or governmental authority or agency, domestic or foreign that has a substantial likelihood of resulting in any of the consequences referred to in clauses (A) through (E) of paragraph (i) above;

                  (iii) any material adverse change in the business, assets, financial condition or results of operations of the Partnership shall have occurred other than as disclosed to the Purchaser in writing or there shall be any event occurrence or development of a state of circumstances or facts which individually or in the aggregate would reasonably be expected to result in such a material adverse change;

                  (iv) (A) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than the Purchaser or its affiliates or any group of which any of them is a member, shall have acquired or proposed to acquire beneficial ownership of more than 10% of any class or series of partnership interests of the Partnership (including the Interests), through the acquisition of interests, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 10% of any class or series of partnership interests of the Partnership (including the Interests); or (B) any person or group shall have entered into a definitive agreement or an agreement in principle with the Partnership with respect to a merger, consolidation or other business combination with the Partnership; or

                  (v) the Purchaser, acting in good faith, shall not have satisfied itself that there exists no potential environmental liability of the Partnership that has a reasonable prospect individually or in the aggregate of resulting in a material adverse effect on the business or operations of the Partnership which liability is not specifically disclosed in the footnotes to the financial statements in the Partnership Form 10-Q, which, in the judgment of the Purchaser in any such case, and regardless of the circumstances (including any action or omission by the Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

         The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser in its sole discretion regardless of the circumstances (including any action or omission by the Purchaser) giving rise to any such conditions or may be waived by the Purchaser in its sole discretion in whole at any time or in part from time to time. The failure by the Purchaser at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by the Purchaser concerning the events described in this Section 15 will be final and binding upon all parties.

         17. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS. Based on its examination of publicly available information filed by the Partnership with the Commission and other publicly available information concerning the Partnership, the Purchaser is not aware of any license or regulatory permit that appears to be material to the Partnership's business that might be adversely affected by the Purchaser's acquisition of Interests as contemplated herein or of any approval or other action by any government or governmental authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Interests by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates such approval or other action will be sought. There is, however, no current intent to delay the purchase of Interests tendered pursuant to the Offer pending the outcome of any such matter. The Purchaser is unable to predict whether it may determine it is required to delay the acceptance for payment of or payment for Interests tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Partnership's business or certain parts of the Partnership's business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of Interests thereunder. The Purchaser's obligation under the Offer to accept for payment and pay for Interests is subject to certain conditions. See Section 16.

         18. FEES AND EXPENSES. The Purchaser has retained American Stock Transfer & Trust Company to act as Depository and Christopher Weil & Co., Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Interests by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee Limited Partners to forward materials relating to the Offer to Beneficial Owners. Each of the Information Agent and the Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

         The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depository) for soliciting tenders of Interests pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

         19. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Interests in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Interests in such jurisdiction.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

         The Purchaser has filed with the Commission a Tender Offer Statement on
Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the Commission in the manner set forth in Section 9 of this Offer to Purchase (except that such information will not be available at the regional offices of the Commission).

                                                                      SCHEDULE I

                  DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER


         The following table sets forth the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Purchaser. The business address of each such person is c/o U.S. Restaurant Properties, Inc., 5310 Harvest Hill Road, Suite 270, Dallas, Texas 75230 and each such person is a United States citizen. Each of the persons listed below is a director of the Purchaser.

                                            PRESENT PRINCIPAL OCCUPATION
                                            OR EMPLOYMENT AND FIVE-YEAR
    NAME                                        EMPLOYMENT HISTORY
   ------                                  ------------------------------

Robert J. Stetson         Mr. Stetson has been the Chief Executive Officer and
                          President and a director of the Company since its formation in January 1997. Since May 1994, Mr. Stetson has been Chief Executive Officer and President and a director of QSV. From 1987 until 1992, Mr. Stetson served as the Chief Financial Officer and later
                          President-Retail Division of Burger King Corporation and Chief Financial Officer and later Chief Executive
                          Officer of Pearle Vision. As Chief Financial Officer of Burger King Corporation, Mr. Stetson was responsible for managing more than 950 restaurants that Burger King Corporation leased to tenants. Prior to 1987, Mt. Stetson served in several positions with PepsiCo Inc. an its subsidiaries, including Chief
                          Financial Officer of Pizza Hut, Inc.  Since 1978,
                          Mr. Stetson has been primarily engaged in restaurant chain management, including the acquisition and management of restaurant properties. Mr. Stetson received a bachelor of arts degree from Harvard
                          College and an MBA from Harvard Business School.
                          Mr. Stetson is 47 years old.

Fred H. Margolin          Mr. Margolin has been the Chairman of the Board,
                          Treasurer, Secretary and a director of the Company since its formation in January 1997. Since May 1994,
                          Mr. Margolin has been the Chairman of the Board of Directors, Treasurer and Secretary of QSV. In 1977,
                          Mr. Margolin founded Intercon General Agency, a national general insurance agency specializing in the development and marketing of insurance products for financial institutions. Mr. Margolin served as the Chief Executive Officer of Intercon General Agency from its inception until its sale to a public company in 1982 after having developed it into a national presence. In 1989, Mr. Margolin founded and became the President of American Eagle Premium Finance
                          Company. From 1982 through 1992, Mr. Margolin developed and then leased or sold shopping centers having an aggregate cost of approximately $50,000,000 as well as developing land and purchasing residential properties. Mr. Margolin received a Bachelor of Science degree from the Wharton School of the University of Pennsylvania and an M.B.A. from Harvard
                          Business School.  Mr. Margolin is 47 years old.

Gerald A. Graham          Mr. Graham is a director of the Company and a member
                          of the Audit Committee. Mr. Graham is a professor and the Dean of the Barton School of Business at Wichita
                          State University.  Mr. Graham is 59 years old.

David K. Rolph            Mr. Rolph is a director of the Company.  Mr. Rolph is
                          the President of the Tex-Mex restaurant chain, "Carlos O'Kelly's" and the Vice President of Sasnak
                          Management Corp., a restaurant management company, positions he has held for the past five years.
                          Mr. Rolph is 48 years old.

Darrel L. Rolph           Mr. Rolph is a director of the Company.  Mr. Rolph is
                          the Secretary of "Carlos O'Kelly's" and the President
                          of the Sasnak Management Corp., a restaurant
                          management company, positions he has held for the
                          past five years.   Mr. Rolph is 59 years old.

Eugene G. Taper           Mr. Taper is a director of the Company and a member
                          of the Audit Committee. Mr. Taper is a certified public accountant and a business consultant, since
                          1993. Prior to 1993, Mr. Taper was a partner of Deloitte & Touche LLP, an international public accounting firm. Mr. Taper is 59 years old.

         Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Interests, if any, and any other required documents should be sent to the Depositary at the address or the facsimile number set forth below:

                        The Depositary for the Offer is:

                     AMERICAN STOCK TRANSFER & TRUST COMPANY
                                 40 Wall Street
                                   46th Floor
                            New York, New York 10005
                      Attention: Reorganization Department

   Facsimile Number:                                        Telephone Number:
     (718) 234-5001                                           (212) 936-5100
                                                              (718) 921-8200


         Questions or requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at the address and telephone number set forth below:

                          CHRISTOPHER WEIL & CO., INC.
                         6510 Lusk Boulevard, Suite B205
                           San Diego, California 92121
                                 (619) 597-6610
                                 (800) 478-2605

Limited Partners may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                                 Exhibit (a)(2)
        Letter of Transmittal (including Guidelines for Certification of
                             Taxpayer Identification
                         Number on Substitute Form W-9)

                              LETTER OF TRANSMITTAL

                     TO TENDER LIMITED PARTNERSHIP INTERESTS
                                       OF
                 DIVALL INSURED INCOME FUND LIMITED PARTNERSHIP
                        PURSUANT TO THE OFFER TO PURCHASE
                              DATED MARCH 27, 1998
                                       BY
                        U.S. RESTAURANT PROPERTIES, INC.HIP

--------------------------------------------------------------------------------
THE OFFER WILL EXPIRE AT 6:00 P.M., DALLAS, TEXAS TIME, ON JUNE 2, 1998, UNLESS EXTENDED (THE "EXPIRATION DATE"). TENDERED INTERESTS MAY BE WITHDRAWN AT
ANY TIME PRIOR TO THE EXPIRATION DATE.
--------------------------------------------------------------------------------

This Letter of Transmittal is to be executed and returned to American Stock Transfer & Trust Company (the "Depositary") at the address or the facsimile number listed below:

                     AMERICAN STOCK TRANSFER & TRUST COMPANY
                           40 Wall Street, 46th Floor
                            New York, New York 10005
                      Attention: Reorganization Department

 Facsimile Transmission Number:                            Telephone Numbers:
        (718) 234-5001                                        (212) 936-5100
                                                              (718) 921-8200

         DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE TRANSMISSION OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL WHERE INDICATED BELOW AND COMPLETE THE SUBSTITUTE FORM W-9 AND NON-FOREIGN TAX AFFIDAVIT PROVIDED BELOW.

         THE INSTRUMENTS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

         This Letter of Transmittal is to be completed by Limited Partners of Divall Insured Income Fund Limited Partnership (the "Partnership") and forwarded together with certificates, if any (the "Interest Certificates"), evidencing limited partnership interests (the "Interests") in the Partnership pursuant to the tender procedures described in "Procedure for Tendering Interests" of the Offer to Purchase (as defined below).

         ANY QUESTIONS ABOUT THE OFFER, OR ANY REQUESTS FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL, MAY BE DIRECTED TO THE INFORMATION AGENT, CHRISTOPHER WEIL & CO., INC. AT (800) 478-2605. IF YOU NEED ASSISTANCE IN COMPLETING THE LETTER OF TRANSMITTAL, PLEASE CALL THE DEPOSITORY, AMERICAN STOCK TRANSFER & TRUST COMPANY, AT (212) 936-5100 OR (718) 921-8200.

         List below the Interests that are to be tendered pursuant to this Letter of Transmittal. If the space below is inadequate, list the information requested below on a separate signed schedule and affix the list to this Letter of Transmittal.

--------------------------------------------------------------------------------
                        DESCRIPTION OF INTERESTS TENDERED
--------------------------------------------------------------------------------

                                         Interest
Name(s) and Address(es) of Holder(s)    Certificate        Number of Interests
   (Please fill in, if blank)            Number(s)               Tendered(1)
                                      (if applicable)
--------------------------------------------------------------------------------

                                      ------------------------------------------

                                      ------------------------------------------

                                      ------------------------------------------

                                      ------------------------------------------

                                      ------------------------------------------

--------------------------------------------------------------------------------
  Total Number of Interests Tendered
--------------------------------------------------------------------------------
(1) Unless otherwise indicated in this column, it will be assumed that all Interests held by the registered holder are being tendered.
--------------------------------------------------------------------------------






                     NOTE: SIGNATURES MUST BE PROVIDED BELOW
               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

To:  U.S. Restaurant Properties, Inc. (the "Purchaser")

     Upon the terms and subject to the conditions of the Offer (as defined below), the undersigned hereby tenders to the Purchaser the above-described Interests, pursuant to the Purchaser's offer to purchase certain of the issued and outstanding Interests at a purchase price of $575 per Interest, net to the seller in cash (the "Purchase Price"), subject to adjustment as provided in the Offer to Purchase (as defined below), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 27, 1998 (the "Offer to Purchase") and this Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase and any supplements, modifications or amendments thereto, constitute the "Offer"), all as more fully described in the Offer to Purchase. LIMITED PARTNERS WHO TENDER THEIR INTERESTS WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR PARTNERSHIP TRANSFER FEES. Receipt of the Offer to Purchase is hereby acknowledged. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Offer to Purchase.

         Subject to, and effective upon, acceptance for payment of the Interests tendered hereby in accordance with the terms and subject to the conditions of the Offer, the undersigned hereby sells, assigns, transfers, conveys and delivers to the Purchaser, all of the direct and indirect, right, title and interest of such Limited Partner in and to such Interests tendered hereby and accepted for payment pursuant to the Offer and any and all distributions made by the Partnership after the Expiration Date in respect of the Interests tendered by such Limited Partner and accepted for payment by the Purchaser, regardless of any provision to the contrary contained in the Partnership Agreement. The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to any third party, the right to purchase Interests tendered pursuant to the Offer, together with its rights under the Letter of Transmittal, but any such transfer or assignment will not relieve the assigning party of its obligations under the Offer or prejudice the rights of tendering Limited
Partners to receive payment for Interests validly tendered and accepted for payment pursuant to the Offer.

         The undersigned hereby represents that the undersigned (a) has received and reviewed the Offer to Purchase and (b) has full power and authority to sell, assign, transfer, convey and deliver the Interests tendered hereby (and any and all non-cash distributions, other Interests or securities issued or issuable in respect thereof on or after the date hereof) and that when the same are accepted for payment by the Purchaser, the Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, and the same will not be subject to any adverse claim. The undersigned, upon request, will execute and deliver any additional documents deemed by the Depositary or the Purchaser to be necessary or desirable to complete the sale, assignment, transfer, conveyance and delivery of the Interests tendered hereby and any and all non-cash distributions, other Interests or other securities issued or issuable in respect of such Interests on or after the date hereof. In addition, the undersigned shall promptly remit and transfer to the Depositary for the account of the Purchaser any and all non-cash distributions, other Interests or other securities issued to the undersigned on or after the date hereof in respect of the Interests tendered hereby, accompanied by appropriate documentation of transfer, and pending such remittance or appropriate assurance thereof, the Purchaser shall be entitled to all rights and privileges as owner of any such non-cash distributions, other Interests or other securities and may withhold the entire consideration or deduct from the consideration the amount of value thereof as determined by the Purchaser, in its sole discretion.

         The undersigned hereby irrevocably appoints the Purchaser and the designees of the Purchaser and each of them as such the undersigned's proxies, each with full power of substitution, to the full extent of the undersigned's rights with respect to the Interests tendered by the undersigned and accepted for payment by the Purchaser (and with respect to any and all other Interests or other securities issued or issuable in respect of such Interests on or after the date hereof). All such proxies shall be considered irrevocable and coupled with an interest in the tendered Interests. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Interests for payment. Upon such acceptance for payment, all prior proxies given by the undersigned with respect to such Interests (and such other Interests and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). The Purchaser and its designees will, with respect to the Interests (and such other Interests and securities) for which such appointment is effective, be empowered to exercise all voting and other rights of the undersigned as they in their sole discretion may deem proper pursuant to the Agreement of Limited Partnership of the Partnership, as amended to date (the "Partnership Agreement"), or otherwise. The Purchaser may assign such proxy to any person with or without assigning the related Interests with respect to which such proxy was granted. The Purchaser reserves the right to require that, in order for Interests to be deemed validly tendered, immediately upon the Purchaser's payment for such Interests, the Purchaser must be able to exercise full voting rights with respect to such Interests and other securities, including voting at any meeting of Limited Partners.

         The undersigned hereby irrevocably constitutes and appoints the Purchaser and its designees as the undersigned's attorneys-in-fact, each with full power of substitution, to the extent of the undersigned's rights with respect to the Interests tendered by the undersigned and accepted for payment by the Purchaser. Such appointment will be effective when, and only to the extent that, the Purchaser accepts the tendered Interests for payment. Upon such acceptance for payment, all prior powers of attorney granted by the undersigned with respect to such Interests will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the Purchaser and its designees each will have the power, among other things, (i) to seek to transfer ownership of such Interests on the books and records of the Partnership maintained by the General Partner of the Partnership (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) to receive any and all distributions made by the Partnership after the Expiration Date, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Interests in accordance with the terms of the Offer, (iii) to execute and deliver to the Partnership and/or the General Partner of the Partnership (as the case may be) a change of address form instructing the Partnership to send any and all future distributions to which the Purchaser is entitled pursuant to the terms of the Offer in respect of tendered Interests to the address specified in such form, and (iv) to endorse any check payable to or upon the order of such Limited Partner representing a distribution, if any, to which the Purchaser is entitled pursuant to the terms of the Offer, in each case on behalf of the undersigned. If legal title to the Interests is held through an IRA or KEOGH or similar account, the undersigned understands that this Letter of Transmittal must be signed by the custodian of such IRA or KEOGH account and the Limited Partner hereby authorizes and directs the custodian of such IRA or KEOGH to confirm this Letter of Transmittal. This power of attorney shall not be effected by the subsequent mental disability of the undersigned, and the Purchaser shall not be required to post bond of any nature in connection with this power of attorney. The Purchaser may assign such power of attorney to any person with or without assigning the related Interests with respect to which such power of attorney was granted.

         By executing this Letter of Transmittal, the undersigned represents that either (a) the undersigned is not a plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), or an entity deemed to hold "plan assets" (within the meaning of 29 C.F.R. ss.2510.3-101) of any such plan or (b) the tender and acceptance of Interests pursuant to the Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

         By executing this Letter of Transmittal, the undersigned represents this transfer has not been effected through an established securities market or through a broker-dealer or matching agent which makes a market in Interests to sell or exchange their Interests through a public means of obtaining or providing information of offers to buy, sell or exchange Interests.

         The Offer is subject to a number of conditions, each of which may be waived or modified by the Purchaser, in whole or in part, at any time and from time to time, as described in the Offer to Purchase under the caption "Certain Conditions of the Offer." The undersigned recognizes that as a result of such conditions the Purchaser may not be required to accept the Interests properly tendered hereby. In such event, the tendered Interests not accepted for payment will be returned to the undersigned without cost to the undersigned as soon as practicable at the address shown below the undersigned's signature(s).

--------------------------------------------------------------------------------
                                   SIGNATURES

                              HOLDERS OF INTERESTS

                                    SIGN HERE
             IMPORTANT: COMPLETE AND SIGN THE SUBSTITUTE FORM W-9 IN
                           THIS LETTER OF TRANSMITTAL

The undersigned tenders Interests in the Offer on the terms described above:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                    (Signature(s) of Holder(s) of Interests)



Date:                                       , 1998
     ---------------------------------------

         (Must be signed by the Limited Partner(s) exactly as name(s) appear(s) on certificate(s) representing the Interests or on a security position listing or by person(s) authorized to become Limited Partner(s) by certificates and documents transmitted herewith. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following information and see Instruction 5.)


Capacity (Full Title):
                      ----------------------------------------------------------
Name(s):
        ------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             (Please Type or Print)

Address:
        ------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               (Include Zip Code)

Area Code and Telephone Number:
                               -------------------------------------------------
Tax Identification or Social Security No.:
                                          --------------------------------------


                            GUARANTEE OF SIGNATURE(S)
                    (If required -- see Instructions 1 and 5)


--------------------------------------------------------------------------------
                             (Authorized Signature)
Name:
     ---------------------------------------------------------------------------
                             (Please Type or Print)

--------------------------------------------------------------------------------
                                     (Title)

--------------------------------------------------------------------------------
                                 (Name of Firm)

--------------------------------------------------------------------------------
                          (Address -- Include Zip Code)

--------------------------------------------------------------------------------
                        (Area Code and Telephone Number)
Date:
     ------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                          SPECIAL MAILING INSTRUCTIONS:

To be completed only if payment is to be issued to the registered Holder(s) but mailed to other than the address of record.

Mail payment to:

Name:
        ---------------------------------------------------------------
          (Must be same as registered Holder(s))

Address:
        ---------------------------------------------------------------
          (Please print)


        ---------------------------------------------------------------

--------------------------------------------------------------------------------

                                  INSTRUCTIONS

              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

         1. GUARANTEE OF SIGNATURES. Signatures on this Letter of Transmittal need not be guaranteed if the Interests tendered hereby are tendered (a) by the registered holder(s) (the "Holder"), or (b) for the account of a firm that is a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank trust company having an office in the United States (each, an "Eligible Institution"). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. Persons who are Beneficial Owners of Interests and who seek to tender Interests should (i) contact the Holder of such Interests and instruct such Holder to tender on his behalf, (ii) obtain and include with this Letter of Transmittal Interest Certificates, if any, properly endorsed for transfer by the Holder, with signatures on the endorsement guaranteed by an Eligible Institution, or (iii) effect a record transfer of such Interests from the Holder to such Beneficial Owner and comply with the requirements applicable to Holders for tendering Interests on or prior to the Expiration Date. See Instruction 5.

         2. REQUIREMENTS OF TENDER. This Letter of Transmittal is to be completed by Limited Partners and forwarded, together with Interest
Certificates, if any, to the Depositary. For a Limited Partner to properly tender Interest pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with any signature guarantees and any other documents required by these Instructions, must be received by the Depositary at the address, or at the facsimile number, set forth herein on or prior to the Expiration Date.

         THE METHOD OF DELIVERY OF INTEREST CERTIFICATES, IF ANY, THIS LETTER OF TRANSMITTAL, REQUIRED SIGNATURE GUARANTEES AND ANY OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING LIMITED PARTNER AND DELIVERY WILL BE DEEMED MADE WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

         All tendering Limited Partners, by execution of this Letter of Transmittal waive any right to any notice of the acceptance of their Interests for payment.

         3. WITHDRAWAL OF TENDERS. Tenders of Interests may be withdrawn at any time until the Expiration Date. Tendered Interests may not be withdrawn on or after the Expiration Date, unless the Offer is terminated without any Interests being accepted for payment thereunder. In the event of such termination, such Interests will be returned to the tendering Limited Partner as promptly as practicable.

         Any Limited Partner who has tendered Interests or who succeeds to the record ownership of Interests in respect of which such tenders have previously been given may withdraw such Interests on or prior to the Expiration Date by delivery of a written notice of withdrawal subject to the limitations described herein. To be effective, a written or facsimile transmission notice of withdrawal of a tender must (i) be received by the Depositary, at the address or facsimile number specified in this Letter of Transmittal on or before the Expiration Date, (ii) specify the name of the Limited Partner to be withdrawn,
(iii) contain the description of the Interests to be withdrawn, the certificate numbers shown on the particular Interest Certificates, if any, representing such Interests and the number of Interests to be withdrawn, and (iv) be signed by the holder of such Interests in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees). If the Interests to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal is effective immediately upon receipt by the Depositary of written or facsimile transmission of the notice of withdrawal even if physical release is not yet effected. A withdrawal of Interests can only be accomplished in accordance with the foregoing procedures. Except as set forth in the Offer to Purchase, no Limited Partner may withdraw tendered Interests following the Expiration Date.

         All questions as to the validity, form and eligibility (including the time of receipt) of notices of withdrawal will be determined by the Purchaser, whose determination will be final and binding on all parties. A purported notice of withdrawal that is not received by the Depositary in a timely fashion will not be effective to withdraw tendered Interests. Any tendered Interests that are not accepted for payment will be returned to the holder thereof without cost to such holder as soon as practicable following the Expiration Date.

         A withdrawal of a tender of Interests may not be rescinded and any Interests properly withdrawn will not be deemed to be validly tendered for purposes of the Offer and the Purchase Price will not be paid with respect thereto. However, withdrawn Interests may be retendered by repeating the procedures described in Instruction 2 above at any time on or prior to the Expiration Date.

         4. PARTIAL TENDERS. If less than the entire number of Interests held of record by a Limited Partner is tendered, the tendering Limited Partner should fill in the applicable principal amount of the Interests that are to be tendered in the box entitled "Description of Interests Tendered." The entire number of Interests held of record by a Limited Partner will be deemed to have been tendered unless otherwise indicated.

         5. SIGNATURES ON THIS LETTER OF TRANSMITTAL; ENDORSEMENTS. If this Letter of Transmittal is signed by the Holder(s) of the Interests tendered hereby, the signature(s) must correspond exactly with the Holder's registration.

         If any of the Interests tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal. If any tendered Interests are registered in different names it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

         If this Letter of Transmittal or any certificates are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Purchaser of their authority so to act must be submitted, unless waived by the Purchaser.

         If this Letter of Transmittal is signed by a person other than the registered Holder, such as an attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or other person acting in a fiduciary or representative capacity, such signatures must be guaranteed by an Eligible Institution.

         6. TRANSFER TAXES. Except as set forth in this Instruction 6, the Purchaser will pay or cause to be paid any transfer taxes with respect to the transfer and sale of Interests to it or its order pursuant to the Offer. If the Interests are to be registered in the name of any person other than the Holder(s), the amount of any transfer taxes (whether imposed on the Holder(s) or such other person) payable on account of the transfer to such person will be deducted from the Purchase Price paid pursuant to the Offer unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

         7. WAIVER OF CONDITIONS. To the extent permitted by applicable law, the Purchaser reserves the right to waive any and all conditions to the Offer and accept for payment any Interests tendered.

         8. TAX IDENTIFICATION NUMBER AND BACKUP WITHHOLDING. Federal income tax law generally requires that a Limited Partner whose tendered Interests are accepted for payment, or an Assignee (in either case, the "Payee"), provide the Purchaser (the "Payor"), with his or her correct Taxpayer Identification Number ("TIN"), which, in the case of a Payee who is an individual, is his or her social security number. If the Payor is not provided with the correct TIN or an adequate basis for an exemption, such Payee may be subject to a $50 penalty imposed by the Internal Revenue Service and backup withholding in an amount equal to 31% of the Purchase Price paid pursuant to the Offer. If withholding results in an overpayment of taxes, a refund may be obtained.

         To prevent backup withholding, each Payee must provide his correct TIN by completing the "Substitute Form W-9" set forth herein, certifying that the TIN provided is correct (or that such Payee is awaiting a TIN) and that (i) the Payee is exempt from backup withholding, (ii) the Payee has not been notified by the Internal Revenue

Service that he is subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the Internal Revenue Service has notified the Payee that he is no longer subject to backup withholding.

         If the Payee does not have a TIN, such Payee should consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "W-9 Guidelines") for instructions on applying for a TIN, write "Applied For" in the space for the TIN in Part I of the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth herein. Note: Writing "Applied For" on the form means that the Payee has already applied for a TIN or that such Payee intends to apply for one in the near future.

         If the Interests are held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report.

         Exempt Payees (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt Payee should write "Exempt" in Part 2 of Substitute Form W-9. See the W-9 Guidelines for additional instructions. In order for a nonresident alien or foreign entity to qualify as exempt, such person must submit a completed Form W-8, "Certificate of Foreign Status." Such form may be obtained from the Payor.

         9. NON-FOREIGN TAX STATUS. Federal income tax law generally provides that a transferee of a U.S. real property interest, including the Interests, must withhold tax at a 10% rate if the transferor is a foreign person. To verify that such withholding will not be required, a tendering Limited Partner must certify as to its tax status by completing the "Non-Foreign Tax Affidavit" set forth herein, certifying that the Limited Partner is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined under federal income tax law).

         10. MUTILATED, LOST, STOLEN OR DESTROYED SECURITIES. Any Limited Partner whose Interest Certificates, if any, have been mutilated, lost, stolen or destroyed should contact the Administrative Agent/Depositary at the address indicated hereon for further instructions.

         11. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Requests for assistance or additional copies of the Offer to Purchase and this Letter of Transmittal may be directed to the Information Agent at its address set forth below or from the tendering Limited Partner's broker, dealer, commercial bank or trust company. Additional copies of the Offer to Purchase, this Letter of Transmittal and the W-9 Guidelines may be obtained from the Information Agent.

                            THE INFORMATION AGENT IS:
                          CHRISTOPHER WEIL & CO., INC.
                         6510 LUSK BOULEVARD, SUITE B205
                           SAN DIEGO, CALIFORNIA 92121
                                 (619) 597-6610
                                 (800) 478-2605

         IMPORTANT: THIS LETTER OF TRANSMITTAL, TOGETHER WITH CERTIFICATES, IF ANY, FOR ANY TENDERED INTERESTS, WITH ANY REQUIRED SIGNATURE GUARANTEES AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE DEPOSITARY, PRIOR TO THE EXPIRATION DATE, AT THE ADDRESS, OR THE FACSIMILE NUMBER, LISTED ON THE FRONT COVER OF THIS LETTER OF TRANSMITTAL.

                          TO BE COMPLETED BY ALL PAYEES
                               (See Instruction 9)
--------------------------------------------------------------------------------
                 PAYOR'S NAME: U.S. RESTAURANT PROPERTIES, INC.
--------------------------------------------------------------------------------
SUBSTITUTE                        Name
                                      ------------------------------------------
Form W-9                          Address
                                         ---------------------------------------
                                                   (Number and Street)

Department of the                        ---------------------------------------
Treasury                                 (City)            (State)    (Zip Code)
Internal Revenue                  ----------------------------------------------
Service                           Part 1-- PLEASE PROVIDE  TIN
                                  YOUR TIN IN THE BOX AT      ------------------
                                  RIGHT AND CERTIFY BY       (Social Security
                                  SIGNING AND DATING          Number or Employer
                                  BELOW                       Identification
Payor's Request for                                           Number)
Taxpayer                          ----------------------------------------------
Identification Number             Part 2-- FOR PAYEES EXEMPT FROM BACKUP
(TIN) and                         WITHHOLDING PLEASE WRITE "EXEMPT" HERE
Certification
                                  (SEE INSTRUCTIONS)
                                                    ----------------------------
                                  ----------------------------------------------
                                  Part  3--  CERTIFICATION  UNDER  PENALTIES  OF
                                  PERJURY,  I CERTIFY  THAT (1) The number shown
                                  on  this  form  is  my  correct  TIN  (or I am
                                  waiting for a number to be issued to me),  and
                                  (2) I am not  subject  to  backup  withholding
                                  because:   (a)  I  am   exempt   from   backup
                                  withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding.

                                  SIGNATURE                       DATE
                                           ----------------------     ----------
--------------------------------------------------------------------------------

         You must cross out Part 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

     YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR"
                      IN PART 1 OF THE SUBSTITUTE FORM W-9

--------------------------------------------------------------------------------
             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and that I have mailed or delivered an application to receive a taxpayer identification number of the appropriate Internal Revenue Service Center or Social Security Administration Office (or I intend to mail or deliver an application in the near future). I understand that if I do not provide a taxpayer identification number to the Payor, the Payor is required to withhold 31 percent of all cash payments made to me until I provide a number.

SIGNATURE                                           DATE
         ------------------------------------------     ------------------------
--------------------------------------------------------------------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31 PERCENT OF THE PURCHASE PRICE. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

--------------------------------------------------------------------------------
                            NON-FOREIGN TAX AFFIDAVIT
--------------------------------------------------------------------------------
         Section 1445 of the Internal Revenue Code provides that a transferee of a U.S. real property interest, including the Interests, must withhold tax if the transferor is a foreign person. To inform the Purchaser that withholding of tax is not required upon the disposition of the undersigned's Interests, the undersigned hereby certifies:

1. The undersigned is not a foreign person, foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations);

2.   The     undersigned's     U.S.     tax     identification     number     is
                             ; and
     ------------------------

3.   The undersigned's address is                                              .
                                 ----------------------------------------------

         The undersigned understands that this certification may be disclosed to the Internal Revenue Service by the Purchaser and that any false statement contained herein could be punished by fine, imprisonment or both.

         Under   penalties  of  perjury,   I  declare  I  have   examined   this
certification and to the best of my knowledge and belief it is true, correct and complete, and I further declare that I have authority to sign this document.

         Dated this        day of               , 1998.
                    -------       --------------
SIGNATURE:
          ----------------------------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN  WITHHOLDING
      OF 10% OF THE AMOUNT REALIZED.


--------------------------------------------------------------------------------

                                 Exhibit (a)(3)
                       Form of Letter to Interest Holders

================================================================================
IF YOU HAVE ANY QUESTIONS ABOUT THIS OFFER, PLEASE CALL THE INFORMATION AGENT, CHRISTOPHER WEIL & CO., INC., AT (800) 478-2605 OR U.S. RESTAURANT PROPERTIES, INC.'S INVESTOR SERVICES DEPARTMENT AT (972) 387-1487. IF YOU NEED HELP IN COMPLETING THE LETTER OF TRANSMITTAL, PLEASE CALL THE DEPOSITARY, AMERICAN STOCK TRANSFER & TRUST COMPANY, AT (212) 936-5100.
================================================================================


                                 March 27, 1998

RE:TENDER OFFER FOR INTERESTS IN DIVALL INSURED INCOME FUND LIMITED PARTNERSHIP

Dear Limited Partner:

         U.S. Restaurant Properties, Inc. (the "Company") is offering to purchase a limited number of the issued and outstanding limited partnership interests (the "Interests") in Divall Insured Income Fund Limited Partnership (the "Partnership") at a cash price per Interest of $575 (the "Offer"). There will be no commissions or fees paid by you associated with the sale. The Offer is not conditioned upon a minimum number of Interests being tendered.

         NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE COMPANY OR TO PROVIDE ANY INFORMATION OTHER THAN THAT CONTAINED IN THE OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

         The Company has enclosed an Offer to Purchase and Letter of Transmittal which together describe the terms of the Offer. The Company urges you to read both the Offer to Purchase and the Letter of Transmittal carefully. If you wish to sell your Interests, please complete the enclosed Letter of Transmittal and return it in accordance with the instructions provided. Unless extended, the Offer will expire on June 2, 1998.

         We thank you for your prompt attention to this matter.

                                       Very truly yours,

                                       U.S. RESTAURANT PROPERTIES, INC.


                                       By:
                                          -------------------------------
                                          Robert J. Stetson
                                          President and Chief Executive Officer

                                 Exhibit (a)(4)
                              Form of Response Card

                                 March 27, 1998


RE: TENDER OFFER FOR UNITS OF DIVALL INSURED INCOME FUND LIMITED PARTNERSHIP

Dear Unitholder:

     As a Unitholder of Divall Insured Income Fund Limited Partnership (the "Partnership"), U.S. Restaurant Properties, Inc. ("USRP") mailed to you an Offer to Purchase dated March 27, 1998 pursuant to which USRP is offering to purchase for cash limited partnership units of the Partnership.

         Your telephone number is not part of our records. We would like to answer any questions you may have regarding the Offer to Purchase and could do so if you would either:

1. Provide us with your telephone number and a convenient time to contact you by filling in and returning this card to USRP, or

2. Call Christopher Weil & Company, Inc., the company retained by USRP to assist limited partners in understanding the Offer to Purchase, at (800) 478-2605.

         Thank you for your prompt attention to this matter.

                                       Very truly yours,

                                       U.S. RESTAURANT PROPERTIES, INC.


                                       By:
                                          -----------------------------
                                          Robert J. Stetson
                                          President and Chief Executive Officer



Please return to:          U.S. Restaurant Properties, Inc.
                           5310 Harvest Hill Road
                           Suite 250
                           Dallas, Texas  75230

--------------------------------------     -------------------------------------
Name and address of registered holder      Telephone number



                                           -------------------------------------


                                           -------------------------------------
                                           Covenient time to contact




--------------------------------------     -------------------------------------